SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2004.

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice on revised financial forecasts for the six months ended September 30, 2004 (non-consolidated) (Wednesday, October 20, 2004)

October 20, 2004

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on revised financial forecasts for the six months ended September 30, 2004 (non-consolidated)

Please be advised that Kubota Corporation (hereinafter “the Company”) has revised the non-consolidated (parent company only) financial forecasts for the six months ended September 30, 2004. Details are as follows:

1. Revised consolidated financial forecasts for the six months ended September 30, 2004

(April 1, 2004 — September 30, 2004)			(¥million, %)
	Net Sales	Ordinary Income	Net Income
Original Forecasts	280,000	18,000	13,500
Revised Forecasts	284,000	24,500	20,000
Change	4,000	6,500	6,500
(%)	1%	36%	48%

Comparable Prior Period (Six months ended September 30, 2003)	293,363	17,860	10,109

Interim dividends per 1 ADS remain ¥15.

2. Reasons for revision

Sales increase by ¥4.0 billion will be thanks to the favorable exports of tractors, engines and construction machinery. Increase of ordinary income by ¥6.5 billion will be caused by the cost cut and depreciation of yen (In the first forecast, we expected 1$=¥105.) as well as the sales increase. Finally, net income will be increased by ¥6.5 billion through the increase of ordinary income and ¥3.8 billion of extraordinary income from the modification of pension plan of the Company.

3. Other revisions

The new forecasts for the non-consolidated financial forecasts for the six months ended September 30, 2004, and the consolidated financial forecast for the six months ended September 30, 2004, and the year ending March 31, 2005, will be released on November 8, 2004. As for the modification of pension plan mentioned above, the income from such modification will be excluded from the consolidated financial results, and be spent on the reduction for unfunded portion of pension liability at the end of this fiscal year. Accordingly the income from the modification of pension plan will not affect both the consolidated financial results and consolidated interim financial results of the Company.

<Reference : Revised forecasts on August 6, 2004>

(April 1, 2004 — September 30, 2004) (Consolidation)			(¥million, %)
	Net Sales	Income before Income Taxes, Minority Interest in Earnings of Subsidiaries, and Equity in Net Income of Affiliated Companies	Net Income
Forecasts	443,000	45,000	48,000

Comparable Prior Period (Six months ended September 30, 2003)	421,540	18,686	7,010

(April 1, 2004 — March 31, 2005) (Non-consolidation)			(¥million, %)
	Net Sales	Ordinary Income	Net Income
Forecasts	653,000	48,000	31,000

Comparable Prior Year (Year ended March 31, 2004)	663,827	45,964	21,709

(April 1, 2004 — March 31, 2005) (Consolidation)			(¥million, %)
	Net Sales	Income before Income Taxes, Minority Interest in Earnings of Subsidiaries, and Equity in Net Income of Affiliated Companies	Net Income
Forecasts	921,000	138,000	104,000

Comparable Prior Year (Year ended March 31, 2004)	930,237	27,097	11,700

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: November 1, 2004	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager Finance & Accounting Department